Dechert LLP	1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
MARK E. THIERFELDER mark.thierfelder@dechert.com +1 212 698 3804 Direct +1 212 698 0664 Fax

June 30, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Sean Donahue, Timothy Levenberg and H. Roger Schwall

RE:	Bumble Bee Foods, LLC
Amendment No. 1 to the Registration Statement on Form S-4
File No. 333-166998

Ladies and Gentlemen:

Bumble Bee Foods, LLC, Connors Bros. Clover Leaf Seafoods Company and Bumble Bee Capital Corp. (the “Registrants”) have today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-4 (Registration No. 333-166998) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Registrants, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 17, 2010 from Mr. H. Roger Schwall to Ms. Jill Irvin. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. In addition, we also include a marked copy of Amendment No. 1 showing changes made from the originally filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 1.

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Dechert LLP	Securities and Exchange Commission June 30, 2010 Page 2 of 6

General

1.	Please file all omitted exhibits, including the opinion of counsel as to validity of the exchange notes and the letter of transmittal. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.

Response:

In accordance with the Staff’s comment, the Registrants have filed the omitted exhibits, including the opinions of counsel and letter of transmittal as Exhibits 5.1-5.5 and Exhibit 99.1, respectively, to Amendment No. 1.

2.	We note that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

In accordance with the Staff’s comment, the Registrants have filed as correspondence, concurrently with this response letter, a supplemental letter stating that the Registrants are registering the exchange offer in reliance on your position contained in the above-referenced SEC No-Action Letters. The supplemental letter also includes the requested representations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

3.

We note that your combined financial statements for 2008 are comprised of predecessor operating activities from January 1 to November 22, 2008 plus successor operating activities from November 23, to December 31, 2008. Please remove this combined presentation

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from your document as we believe it is inappropriate to merely combine information for the pre and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of S-X. For the purposes of discussing your results of operations, your analysis should be of the financial statements included in the filing, which is consistent with the requirement of Item 303 of Regulation S-K. If you determine that a supplemental MD&A discussion based on pro forma results would be appropriate and enhances an understanding of trends and changes, you may present a supplemental discussion based on pro forma financial information prepared in accordance with Article 11 of S-X. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Similar concerns exist for the 2008 combined financial statements presented in your selected historical data on page 39.

Response:

The Registrants accept the Staff’s comment and have revised the disclosure in Summary Historical Consolidated Financial Data (pages 12-14), Selected Historical Consolidated Financial Data (pages 38-40) and Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations (page 48) to present separately the predecessor financial data for the period from January 1 to November 22, 2008 and the successor financial data for the period from November 23 to December 31, 2008. The Registrants have also revised the discussion of Results of Operations for 2008 on pages 48-56 of the Registration Statement so that the analysis is consistent with the financial data presented in the Registration Statement.

4.

We note that your predecessor 2007 financials on page 48 are adjusted to exclude costs and expenses related to the recall and certain asset impairment charges. We further note that you refer to your presentation as being shown on a “pro forma” basis.” The information you have presented in your filing should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

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In accordance with Item 10(e)(1)(i) of Regulation S-K, please disclose the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. You should also disclose, to the extent material, any additional purposes for which your management uses the non-GAAP measure that are not otherwise disclosed.

Response:

The Registrants accept the Staff’s comment and have revised the disclosure on page 48 of the Registrant Statement as requested.

Consolidated Statements of Unitholders’ and Partnership Equity, page F-7

5.	We note your disclosure on page F-11 which indicates that your consolidated statement of partnership equity for the year ended December 31, 2009 reflects the exit of CBLP as the top consolidating entity and the issuance of partnership equity by CBH. Please clarify why the related entries in your statement of partnership increased net equity by $45 million. In doing so, provide the related journal entries and include a detailed explanation if you recorded any adjustments to income or eliminated any assets or liabilities in connection with these transactions.

Response:

The Registrants accept the Staff’s comment and have revised the disclosure on pages 41-42 of the Registrant Statement to provide further explanation for the increase in consolidated partnership equity of CBH. The Registrants believe that providing the requested additional explanation in Management’s Discussion and Analysis of Financial Condition and Results of Operations provides investors with sufficient information regarding the increase and as a result, the Registrants have not made a corresponding change to the similar disclosure included in the F-Pages.

Dechert LLP	Securities and Exchange Commission June 30, 2010 Page 5 of 6

In addition, the Registrants supplementally inform the Staff that the journal entries that resulted in the increase in consolidated partnership equity of CBH are as follows:

Dr./(Cr.) (in millions)
Redeemable preferred partnership units	$46.0
Common equity	($45.2)
Related party and other receivables	($0.8)

*   *   *

Dechert LLP	Securities and Exchange Commission June 30, 2010 Page 6 of 6

We very much appreciate the Staff’s review of this filing. If you have any questions, please feel free to contact me at (212) 698-3804 or Howard Kleinman at (212) 698-3567. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Mark E. Thierfelder

cc:	Jill Irvin, Esq.

Howard Kleinman, Esq.